FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007 (Report No. 3)
Commission File Number: 0-28986

TTI TEAM TELECOM INTERNATIONAL LTD.
(Translation of registrant’s name into English)

7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

99.1	TTI Team Telecom International Ltd. Notice of the 2007 Annual General Meeting of Shareholders, dated November 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2007	TTI Team Telecom International Ltd. By: /s/ Israel (Eli) Ofer —————————————— Israel (Eli) Ofer Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	TTI Team Telecom International Ltd. Notice of the 2007 Annual General Meeting of Shareholders.